FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 6 May 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.            Traffic and Capacity Statistics - April 2003             6 May 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    6 May 2003
            Sarah BillingtonManager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - April 2003

Summary of the headline figures

In April 2003, overall load factor rose 0.7 points to 64.6 per cent. Passenger capacity, measured in Available Seat Kilometres, was 1.3 per cent below April 2002 and traffic, measured in Revenue Passenger Kilometres, was lower by 2.0 per cent. This resulted in a passenger load factor down 0.4 points versus last year, to 69.0 per cent. The fall in traffic comprised a 26.4 per cent reduction in premium traffic and a 2.7 per cent increase in non-premium traffic. These numbers were impacted by the timing of Easter versus last year. Cargo, measured in Cargo Tonne Kilometres, fell by 7.3 per cent.

Market conditions

Revenue and forward bookings continue to be impacted by global economic weakness, SARS, and the situation in Iraq. Forward visibility on revenue and traffic remains limited.

Strategic Developments

British Airways announced the retirement of its Concorde fleet of seven aircraft with effect from the end of October 2003.

A U.S. Department of Transportation order tentatively gave British Airways and American Airlines authority to codeshare on a wide number of flights beyond their gateways in London and the United States.

British Airways launched a new direct air link from Glasgow to London City operated by its wholly owned subsidiary, British Airways CitiExpress, using 110 seat RJ100 jet aircraft. This follows the launch of flights from London City to Paris and Frankfurt on March 30th. There will be three return flights on weekdays and one return service on Sundays.

British Airways resumed flights from Heathrow to Tel Aviv and Kuwait and re-introduced direct services to Abu Dhabi, Dubai, and Bahrain, Jeddah and Riyadh. It also announced plans to return to Baghdad with a thrice weekly service, when it is safe to do so.

British Airways franchise operator, GB Airways, announced the introduction of another two destinations Fuerteventura and Tenerife North - to its network from the UK.

May 6, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS
        Month of April

            Change
SCHEDULED SERVICES    2003    2002    (%)

Passengers carried (000)
UK/Europe    2227    2209    +0.8
Americas    556    534    +4.1
Asia Pacific    90    124    -27.3
Africa and Middle East    185    205    -9.9
Total    3058    3072    -0.5

Revenue passenger km (m)
UK/Europe    1781    1720    +3.5
Americas    3760    3618    +3.9
Asia Pacific    987    1267    -22.1
Africa and Middle East    1303    1382     -5.7
Total    7830    7986    -2.0

Available seat km (m)
UK/Europe    2729    2638    +3.4
Americas    5048    5197    -2.9
Asia Pacific    1636    1639    -0.2
Africa and Middle East    1942    2030     -4.3
Total    11354    11503    -1.3

Passenger load factor (%)
UK/Europe    65.3    65.2    +0.1     pts
Americas    74.5    69.6    +4.9     pts
Asia Pacific    60.3    77.3    -17.0     pts
Africa and Middle East    67.1    68.1     -1.0    pts
Total    69.0    69.4    -0.4     pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    308    333    -7.3
Total RTK    1087    1127    -3.6
Available tonne km (m)    1682    1765     -4.7

Overall load factor (%)    64.6    63.9     +0.7    pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2002.

Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602